Exhibit 99.1

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Gilat Announces Commencement of Rights Offering

Gilat’s increase in liquidity will enable it to take advantage of opportunities in the HTS, IFC and Services markets that require capital investments

Petah Tikva, Israel – February 18, 2016 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it has commenced a rights offering for approximate gross proceeds of $35.3 million.  Gilat has granted, at no charge to the holders of record of its Ordinary Shares, par value NIS 0.20 per share, as of 5:00 p.m., New York City time, on February 29, 2016, the record date for the rights offering, one non-transferable subscription right for each nine (9) Ordinary Shares owned.

Dov Baharav, Gilat’s Chairman of the Board and Interim CEO commented, “We continue to witness increasing interest in our HTS and our In-Flight Connectivity (IFC) solutions. In conjunction with our strategy of offering our customers end to end solutions, we expect that some of these larger scale projects will require up front capital investments. Furthermore, we see additional potential in providing services to rural areas, projects which may also be characterized by large up front capital investments. To prepare for these opportunities we have decided to increase our liquidity and therefore have commenced the rights offering.”

Each subscription right entitles the holder to purchase two Ordinary Shares at a subscription price of $7.16 (reflecting a price of $3.58 per share). In addition, holders of subscription rights who fully exercise their basic subscription rights are entitled to oversubscribe for additional Ordinary Shares that remain unsubscribed as a result of any unexercised basic subscription rights.

The rights offering is expected to expire at 5:00 p.m., New York City time, on March 21, 2016, subject to extension or earlier termination.

The net proceeds of the offering will be used to provide additional funds for our operations and for general corporate purposes.

Our controlling shareholder, FIMI, has informed us that it intends to exercise their subscription rights in full and, to the extent applicable, may choose to exercise the over-subscription rights all to such extent that FIMI’s holdings do not equal or exceed 45% of our voting rights following the exercise of such rights.

The terms of the rights offering are more fully described in the prospectus supplement filed with the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority.

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Promptly following the record date, Gilat will mail rights certificates and copies of the prospectus supplement to all record holders. Gilat shareholders who hold through a broker, bank or other nominee will have the rights credited to their accounts at such nominee.

Gilat has filed a shelf Registration Statement on Form F-3, which has been declared effective by the SEC, and the rights offering is being effected by means of a prospectus supplement forming part of such registration statement.  The rights offering in Israel is being effected by means of a prospectus meeting the requirements of the Israel Securities Law, 5728-1968.

This release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of any securities referred to in this press release in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

A copy of the prospectus or further information with respect to the rights offering may be obtained by contacting D.F. King & Co., Inc., the Information Agent. Shareholders may contact D.F. King & Co., Inc. toll free at 877-283-0321.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat’s controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com.

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F, Current Reports on Form 6-K, the Registration Statement on Form F-3 and prospectus supplement relating to the rights offering.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com